UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on August 5, 2009 that reports Financial Results for the Second Quarter 2009.

Exhibit 1

OceanFreight Inc. Reports Financial Results for the Second Quarter 2009

August 5 , 2009, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the quarter ended June 30, 2009.

Financial Highlights

For the three-month period ended June 30, 2009, the Company reported Net Loss of $32.8 million or basic and diluted loss per share of $0.51. Included in these results are:

•

The sale of M/V Lansing which was delivered to the new owners July 1, 2009. The sale resulted in a book loss of approximately $14.8 million.

•

The impairment loss of M/V Juneau of $16.5 million due to its contemplated sale.

•

Drydocking of three vessels with a total cost including peripheral expenses of $6.7 million.

•

Gain from the change in fair value of interest rate swaps of approximately $4.9 million.

Excluding the above items Net Income for the second quarter of 2009 would be $0.3 million or ¢0.4 per share.

Recent Developments

•

In the second quarter of 2009, the Company commenced execution of its fleet renewal plan. The Company agreed to purchase a 2004-built 173,088 dwt Capesize drybulk carrier for a total cost of $56 million. The vessel was delivered to the Company on July 30, 2009 and commenced a three year time charter at a daily gross rate of $27,500 per day. In addition the Company entered into two agreements to purchase two 2006-built Capesize drybulk carriers (173,949 dwt and 174,200 dwt) for $61.25 million each. The vessels are expected to be delivered to the Company in the fourth quarter of 2009 upon which they are scheduled to commence time charter employment with a daily gross rate of $26,000 and $26,250 per day, respectively for a minimum of five years and a maximum of 8 and 9 years.

On July 1, 2009 the Company delivered to the new owners the M/V Lansing for a sale price of $21.9 million. In addition, in July 2009 the Company entered into an agreement to sell the 1990-built Capesize M/V Juneau for a sale price of $19.9 million with expected delivery in the fourth quarter of 2009.

Upon completion of the above transactions, our fleet will consist of 14 vessels, comprised of 10 dry bulk carriers (3 Capesize, 7 Panamaxes) and 4 tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of approximately 1.5 million tons with an average age of approximately 10 years.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“OceanFreight is uniquely positioned to take advantage of opportunities as they arise. With our proven access to capital and our track record of sourcing modern high quality tonnage with fixed employment we are renewing our fleet while enhancing the longevity of our cash flows. Today our fleet average age is approximately 10 years, while the IPO fleet had an average age of approximately 14, and we have secured cashflows of 92% and 72% of the fleet operating days for the balance of 2009 and 2010 respectively.”

Second Quarter 2009 Results

For the second quarter ended June 30, 2009, Voyage Revenues amounted to $29.1 million, Operating Loss amounted to $1.7 million before the effect of the impairment loss from vessel and vessel held for sale of $31.3 million and Net Loss amounted to $32.8 million or $(0.51) per share. EBITDA1 for the second quarter of 2009 was $8.6 million.

An average of 13 vessels were owned and operated during the second quarter of 2009, earning an average Time Charter Equivalent, or TCE rate, of $28,071 per day.

Liquidity

As of June 30, 2009, the Company had total liquidity of approximately $111.2 million.

Fleet Data

(Dollars in thousands, except Average Daily Results - unaudited)	Three Months Ended June 30,
	2008	2009
Average number of vessels (1)	11	13
Total voyage days for fleet (2)	1,001	1,065
Total calendar days for fleet (3)	1,001	1,183
Time charter equivalent (4)	$ 35,672	$ 28,071

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off-hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off-hire days.

(4) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three Months Ended June 30,
(Dollars in thousands, except Average Daily Results – unaudited)	2008	2009

Voyage revenue	$ 37,349	$29,123
Imputed revenue	$2,566	$2,565
Voyage expenses	$(4,207)	$(1,792)

Time charter equivalent revenues	$35,708	$29,896

Total Voyage days for fleet	1,001	1,065
Time charter equivalent (TCE) rate	$ 35,672	$28,071

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the
three-month periods ended June 30, 2008 and 2009:

	Three Months Ended June 30,
(Dollars in thousands, except for share and per share data)	2008	2009
	Unaudited	Unaudited

INCOME STATEMENT DATA

Voyage revenues	$37,349	$29,123
Gain on forward freight agreements	-	591
Imputed revenue	2,566	2,565
Gross Revenue	39,915	32,279

Voyage expenses	(4,207)	(1,792)
Vessels operating expenses	(5,930)	(11,615)
Depreciation	(10,370)	(12,921)
Management fees	(580)	(1,185)
General and administrative expenses	(1,118)	(1,817)
Impairment loss on vessel and vessel held for sale	-	(31,281)
Drydocking cost	-	(4,691)
Operating Income/(loss)	17,710	(33,023)

Interest and finance costs	(4,007)	(4,896)
Interest income	142	148
Gain/(loss) on derivative instruments	10,110	4,934

Net Income/(loss)	$23,955	$(32,837)

Basic and fully diluted earnings per share	$1.65	$(0.51)
Weighted average common and subordinated shares outstanding	14,531,896	64,077,460

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2008 and June 30, 2009:

 (Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009
ASSETS		(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$104,686
Receivables	2,073	1,940
Inventories	1,338	1,617
Prepayments and other	2,197	5,056
Vessel held for sale	-	21,950
Total current assets	28,677	135,249

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation and vessel impairment of $56,838 and $93,146, respectively	587,189	508,979
Other, net of accumulated depreciation of $ 31 and $47 , respectively	159	127
Total fixed assets, net	587,348	509,106

OTHER NON CURRENT ASSETS:

Deferred financing fees, net of accumulated amortization of $ 1,634 and $1,828, respectively	2,081	1,716
Restricted cash	6,511	6,511
Other	953	4,495
Total assets	$625,570	$657,077

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,767	$4,609
Due to related parties	111	354
Accrued liabilities	9,731	13,854
Unearned revenue	1,822	1,504
Derivative liability	6,771	7,329
Sellers’ credit	25,000	-
Current portion of imputed deferred revenue	10,290	9,519
Current portion of long-term debt	60,889	46,014
Total current liabilities	116,381	83,183

NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	3,008
Imputed deferred revenue, net of current portion	5,741	1,409
Long-term debt, net of current portion	247,111	243,104
Total non-current liabilities	262,228	247,521

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 18,544,493 and 90,394,493 shares issued and outstanding at December 31, 2008 and June 30, 2009, respectively	185	904
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	271,824	380,762
Accumulated deficit	(25,048)	(55,293)
Total stockholders' equity	246,961	326,373
Total liabilities and stockholders' equity	$625,570	$657,077

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	Three Months Ended June 30,
	2008	2009

Net cash provided by operating activities	26,477	6,660
Net increase in current assets, excluding cash and cash equivalents	1,365	1,731
Net increase in current liabilities, excluding derivative liability, current portion of long term debt and imputed deferred revenue current portion	(4,839)	(4,330)
Net Interest expense	3,865	4,749
Amortization of deferred financing costs included in interest expense	(211)	(196)
EBITDA	26,747	8,614

Fleet List

The table below describes our fleet development and current employment profile as of August 5 , 2009 :

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery
DRYBULK

Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Juneau(1)	1990	149,495	Capesize	TC	$48,700	Sep-09	Nov-09
Partagas	2004	173,880	Capesize	TC	$27,500	Jul-12	Dec-12
Helena	1999	73,744	Panamax	TC	$32,000	May-12	Jan-13
Topeka	2000	74,710	Panamax	TC	$18,000	Jan-11	Mar-11
Richmond	1995	75,265	Panamax	TC	$18,100	Jul-10	Oct-10
Augusta	1996	69,053	Panamax	TC	$16,000	Nov-11	Mar-12

TANKERS

Pink Sands	1993	93,723	Aframax	TC	$27,450	Oct-10	Jan-11
Olinda	1996	149,085	Suezmax	Pool	-	Blue Fin Tankers
Tigani	1991	95,951	Aframax	TC	$29,800	Sep-09	Nov-09
Tamara	1990	95,793	Aframax	TC	$27,000	Nov-10	Mar-11

(1)

The Company has agreed to sell the M/V Juneau and expects delivery of the vessel to the new owners to take place no later than November 30, 2009.

Conference Call and Webcast: August 6, 2009 at 8:30 A.M. EDT

OceanFreight management team will host a conference call on August 6, 2009, at 08:30 A .. M .. Eastern Daylight Time (EDT) to discuss the Company’s financial results for the Quarter ended June 30, 2009.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 ( U.S. Toll Free Dial - In), 0800 953 0329 ( U.K. Toll Free Dial - In) or +44 (0) 1452 542 301 (Standard International Dial - In). Please quote "OceanFreight. "

A telephonic replay of the conference call will be available until August 13th, 2009 by dialing 1 866 247 4222 ( U.S. Toll Free Dial - In), 0800 953 1533 ( U.K. Toll Free Dial - In) or +44 (0) 1452 550 000 (Standard International Dial - In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the date of this release, OceanFreight owns a fleet of 13 vessels, comprised of 9 drybulk vessels (2 Capesize, 7 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.2 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF". Visit our website at www.oceanfreightinc.com.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact:

Demetris Nenes

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  August 5, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer